82-34730

TIOMIN
RESOURCES INC.

PRESS RELEASE

TSE: TIO

February 19, 2002

UPDATE ON LAWSUIT IN KENYA

TORONTO, CANADA: One application for a prohibitive order was heard by Justice Onyancha in the High Court in Mombasa today, namely on the illegality of the Bill of Costs. After the hearing, he indicated that he would render judgment on this issue on April 11th.

On the issue of security for costs that was heard earlier, Justice Onyancha said he will render judgment next week on the 28th of February.

A lawsuit filed by three individuals in February 2001 resulted in a 14 day work injunction being issued against Tiomin Kenya by Justice Hayanga. Tiomin appealed this injunction, as the lawsuit is spurious in nature. Last September, Justice Hayanga upheld the injunction and allocated costs to the plaintiffs. Tiomin appealed both on the ruling and on the issues of costs. The plaintiffs asked that security be posted which was also appealed by Tiomin. Justice Onyancha replaced Justice Hayanga on this case on December 18, 2001.

The remaining two motions will be heard on March 13th. Tiomin Kenya is asking Justice Onyancha to lift the work injunction on the grounds that it is wrongly based in fact and in law and furthermore to dismiss the lawsuit on the basis that it is not a class action suit by 203 farmers but solely initiated by three individuals, two of whom are not farmers. The third one is a farmer who signed a lease agreement with Tiomin Kenya some four years ago and has collected land rent.

Tiomin is confident it will successfully defend itself against this spurious lawsuit.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227.

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